UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)[1]

Box, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

10316T104
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

---

[1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

1	NAME OF REPORTING PERSON STARBOARD VALUE LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,013,663
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,013,663
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,872,443
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,872,443
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,872,443	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%	
14	TYPE OF REPORTING PERSON CO	

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,275,334	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 1,275,334	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275,334		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 746,496
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 746,496
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,496	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 746,496
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 746,496
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,496	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,399,133	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 1,399,133	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,399,133		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 652,637	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 652,637	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,637		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON STARBOARD VALUE L LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 652,637	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 652,637	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,637		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON STARBOARD X MASTER FUND LTD	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,336,220
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,336,220
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,220	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON CO	

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,013,663
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,013,663
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,013,663	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 13,013,663	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐	
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐	
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,013,663	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 13,013,663	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%		
14	TYPE OF REPORTING PERSON OO		

1	NAME OF REPORTING PERSON JEFFREY C. SMITH		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 13,013,663	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 13,013,663	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON PETER A. FELD		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 13,013,663	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 13,013,663	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%		
14	TYPE OF REPORTING PERSON IN		

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned ("Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 6,872,443 Shares beneficially owned by Starboard V&O Fund is approximately $111,075,197, excluding brokerage commissions. The aggregate purchase price of the 1,275,334 Shares beneficially owned by Starboard S LLC is approximately $20,764,724, excluding brokerage commissions. The aggregate purchase price of the 746,496 Shares beneficially owned by Starboard C LP is approximately $12,174,307, excluding brokerage commissions. The aggregate purchase price of the 652,637 Shares beneficially owned by Starboard L Master is approximately $10,559,381, excluding brokerage commissions. The aggregate purchase price of the 1,336,220 Shares beneficially owned by Starboard X Master is approximately $24,972,635, excluding brokerage commissions. The aggregate purchase price of the 2,130,533 Shares held in the Starboard Value LP Account is approximately $37,361,429, excluding brokerage commissions.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 3, 2021, Starboard Value LP (together with its affiliates, "Starboard") delivered a letter to stockholders of the Issuer, which, among other things, details Starboard's disappointment with the Issuer's results and recent financing transactions. While Starboard believes the Issuer has the potential to be a vibrant company positioned in a large and growing market segment with extremely healthy trends, Starboard highlights in the letter the failure of the Board of Directors (the "Board") to take meaningful and decisive actions to change the trajectory of the company despite prolonged and concerted engagement efforts by Starboard. Starboard believes further change to the composition of the Board is both warranted and needed in order to provide fresh perspectives, renewed accountability to stockholders, and the objectivity to make difficult decisions without the burden of attachment to past practices. Accordingly, Starboard announced its intention to nominate a slate of highly qualified director candidates for election to the Board at the Issuer's 2021 annual meeting of stockholders. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 162,670,782 Shares outstanding, as of April 2, 2021, which is the total number of Shares outstanding as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2021.

A.   Starboard V&O Fund

      (a)   As of the close of business on May 5, 2021, Starboard V&O Fund beneficially owned 6,872,443 Shares.

                Percentage: Approximately 4.2%

      (b)   1. Sole power to vote or direct vote: 6,872,443
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 6,872,443
                4. Shared power to dispose or direct the disposition: 0

      (c)   The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.   Starboard S LLC

      (a)   As of the close of business on May 5, 2021, Starboard S LLC beneficially owned 1,275,334 Shares.

                Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 1,275,334
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 1,275,334
                4. Shared power to dispose or direct the disposition: 0

      (c)   The transactions in the Shares by Starboard S LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.   Starboard C LP

      (a)   As of the close of business on May 5, 2021, Starboard C LP beneficially owned 746,496 Shares.

                Percentage: Less than 1%

      (b)   1. Sole power to vote or direct vote: 746,496
                2. Shared power to vote or direct vote: 0
                3. Sole power to dispose or direct the disposition: 746,496
                4. Shared power to dispose or direct the disposition: 0

      (c)   The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.   Starboard R LP

      (a)   Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 746,496 Shares owned by Starboard C LP.

                Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 746,496
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 746,496
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard R LP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.   Starboard R GP

(a)   Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 746,496 Shares owned by Starboard C LP and (ii) 652,637 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 1,399,133
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,399,133
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard R GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.   Starboard L Master

(a)   As of the close of business on May 5, 2021, Starboard L Master beneficially owned 652,637 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 652,637
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 652,637
4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the Shares by Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.   Starboard L GP

(a)   Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 652,637 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 652,637
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 652,637
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard L GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Starboard L Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.   Starboard X Master

(a)   As of the close of business on May 5, 2021, Starboard X Master beneficially owned 1,336,220 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 1,336,220
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,336,220
4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the Shares by Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I.   Starboard Value LP

(a)   As of the close of business on May 5, 2021, 2,130,533 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)   1. Sole power to vote or direct vote: 13,013,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,013,663
4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.   Starboard Value GP

(a)   Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)   1. Sole power to vote or direct vote: 13,013,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,013,663
4. Shared power to dispose or direct the disposition: 0

(c)   Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

K.   Principal Co

(a)   Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)   1. Sole power to vote or direct vote: 13,013,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,013,663
4. Shared power to dispose or direct the disposition: 0

(c)   Principal Co has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

L.   Principal GP

(a)   Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)   1. Sole power to vote or direct vote: 13,013,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,013,663
4. Shared power to dispose or direct the disposition: 0

(c)   Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

M.   Messrs. Smith and Feld

(a)   Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,013,663
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,013,663

(c)   None of Messrs. Smith or Feld has entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7.   Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1   Letter to Stockholders, dated May 3, 2021.

<u>SIGNATURES</u>

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2021

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND LTD
By: Starboard Value LP,
    its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
    its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
    its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD VALUE AND OPPORTUNITY
MASTER FUND L LP
By: Starboard Value L LP,
    its general partner

STARBOARD VALUE L LP
By: Starboard Value R GP LLC,
    its general partner

STARBOARD X MASTER FUND LTD
By: Starboard Value LP,
    its investment manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
    its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
    its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
    its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By: /s/ Jeffrey C. Smith
        Name: Jeffrey C. Smith
        Title: Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

22

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale
STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD			
Sale of Class A Common Stock	(10,286)	24.6300	03/22/2021
Sale of Class A Common Stock	(110,442)	24.3498	03/22/2021
Sale of Class A Common Stock	(26,373)	24.2667	04/07/2021
Sale of Class A Common Stock	(237,358)	21.8475	04/08/2021
Sale of Class A Common Stock	(501,090)	21.9510	04/08/2021
Purchase of Class A Common Stock	145,475	21.6843	04/20/2021
Purchase of Class A Common Stock	145,475	21.6843	04/20/2021
Purchase of Class A Common Stock	119,025	21.8044	04/20/2021
Purchase of Class A Common Stock	119,025	21.8044	04/20/2021
Purchase of Class A Common Stock	66,578	21.9434	04/21/2021
Purchase of Class A Common Stock	66,578	21.9434	04/21/2021
Purchase of Class A Common Stock	13,525	20.6013	05/04/2021
Purchase of Class A Common Stock	13,525	20.6013	05/04/2021
Purchase of Class A Common Stock	20,643	20.7127	05/04/2021
Purchase of Class A Common Stock	20,642	20.7127	05/04/2021
Purchase of Class A Common Stock	54,100	20.7170	05/04/2021
Purchase of Class A Common Stock	54,100	20.7170	05/04/2021
Purchase of Class A Common Stock	37,586	21.0360	05/05/2021
Purchase of Class A Common Stock	37,587	21.0360	05/05/2021

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Class A Common Stock	(1,907)	24.6300	03/22/2021
Sale of Class A Common Stock	(20,479)	24.3498	03/22/2021
Sale of Class A Common Stock	(4,890)	24.2667	04/07/2021
Sale of Class A Common Stock	(44,013)	21.8475	04/08/2021
Sale of Class A Common Stock	(92,916)	21.9510	04/08/2021
Purchase of Class A Common Stock	54,450	21.6843	04/20/2021
Purchase of Class A Common Stock	44,550	21.8044	04/20/2021
Purchase of Class A Common Stock	24,920	21.9434	04/21/2021
Purchase of Class A Common Stock	5,000	20.6013	05/04/2021
Purchase of Class A Common Stock	7,631	20.7127	05/04/2021
Purchase of Class A Common Stock	20,000	20.7170	05/04/2021
Purchase of Class A Common Stock	13,895	21.0360	05/05/2021

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Class A Common Stock	(1,114)	24.6300	03/22/2021
Sale of Class A Common Stock	(11,959)	24.3498	03/22/2021
Sale of Class A Common Stock	(2,856)	24.2667	04/07/2021
Sale of Class A Common Stock	(25,701)	21.8475	04/08/2021
Sale of Class A Common Stock	(54,258)	21.9510	04/08/2021
Purchase of Class A Common Stock	32,450	21.6843	04/20/2021
Purchase of Class A Common Stock	26,550	21.8044	04/20/2021
Purchase of Class A Common Stock	14,851	21.9434	04/21/2021
Purchase of Class A Common Stock	2,950	20.6013	05/04/2021
Purchase of Class A Common Stock	4,502	20.7127	05/04/2021
Purchase of Class A Common Stock	11,800	20.7170	05/04/2021
Purchase of Class A Common Stock	8,918	21.0360	05/05/2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Class A Common Stock	(986)	24.6300	03/22/2021
Sale of Class A Common Stock	(10,592)	24.3498	03/22/2021
Sale of Class A Common Stock	(2,529)	24.2667	04/07/2021
Sale of Class A Common Stock	(22,764)	21.8475	04/08/2021
Sale of Class A Common Stock	(48,058)	21.9510	04/08/2021
Purchase of Class A Common Stock	25,850	21.6843	04/20/2021
Purchase of Class A Common Stock	21,150	21.8044	04/20/2021
Purchase of Class A Common Stock	11,830	21.9434	04/21/2021
Purchase of Class A Common Stock	2,400	20.6013	05/04/2021
Purchase of Class A Common Stock	3,663	20.7127	05/04/2021
Purchase of Class A Common Stock	9,600	20.7170	05/04/2021
Purchase of Class A Common Stock	6,670	21.0360	05/05/2021

STARBOARD X MASTER FUND LTD

Sale of Class A Common Stock	(1,976)	24.6300	03/22/2021
Sale of Class A Common Stock	(21,217)	24.3498	03/22/2021
Sale of Class A Common Stock	(5,067)	24.2667	04/07/2021
Sale of Class A Common Stock	(45,599)	21.8475	04/08/2021
Sale of Class A Common Stock	(96,264)	21.9510	04/08/2021
Purchase of Class A Common Stock	61,050	21.6843	04/20/2021
Purchase of Class A Common Stock	49,950	21.8044	04/20/2021
Purchase of Class A Common Stock	27,940	21.9434	04/21/2021
Purchase of Class A Common Stock	5,650	20.6013	05/04/2021
Purchase of Class A Common Stock	8,623	20.7127	05/04/2021
Purchase of Class A Common Stock	22,600	20.7170	05/04/2021
Purchase of Class A Common Stock	15,702	21.0360	05/05/2021

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Sale of Class A Common Stock	(3,231)	24.6300	03/22/2021
Sale of Class A Common Stock	(34,695)	24.3498	03/22/2021
Sale of Class A Common Stock	(8,285)	24.2667	04/07/2021
Sale of Class A Common Stock	(74,565)	21.8475	04/08/2021
Sale of Class A Common Stock	(157,414)	21.9510	04/08/2021
Purchase of Class A Common Stock	85,250	21.6843	04/20/2021
Purchase of Class A Common Stock	69,750	21.8044	04/20/2021
Purchase of Class A Common Stock	39,015	21.9434	04/21/2021
Purchase of Class A Common Stock	6,950	20.6013	05/04/2021
Purchase of Class A Common Stock	10,608	20.7127	05/04/2021
Purchase of Class A Common Stock	27,800	20.7170	05/04/2021
Purchase of Class A Common Stock	19,314	21.0360	05/05/2021



A LETTER TO THE STOCKHOLDERS OF BOX, INC.

May 3, 2021

Dear Fellow Stockholders,

Starboard Value LP (together with its affiliates, "Starboard" or "we") has been a stockholder of Box, Inc. ("Box" or the "Company") for approximately two years. We currently own approximately 7.7% of the outstanding common stock of Box, making us one of the Company's largest stockholders. While we appreciate the dialogue we have had with Box's management team and Board of Directors (the "Board") over the past two years, we have grown increasingly frustrated with continued poor results, questionable capital allocation decisions, and subpar shareholder returns.

Over the past two years we have kept the entirety of our communications with the Company private in the hopes of building a collaborative partnership to drive long-term shareholder value. From the outset, we have been clear that in order for value to be created, Box needed to significantly improve both growth and profitability, as well as meaningfully lower its equity compensation expense and improve capital allocation. To that end, we have spent significant time with members of management reviewing our analysis and recommendations on topics such as growth opportunities, commercial and sales execution, salesforce productivity, cost management, equity incentives, and margin expansion opportunities. Last year, when we communicated our view that significant changes were needed at Box, we were urged by the Board and management team to give the Company even more time to execute and were told that this time would be different. Following this dialogue, and a commitment by management and the Board to address our concerns, we agreed with the Board to reach a settlement last year that led to the appointment of two independent directors that we recommended and the formation of an Operating Committee of the Board. At the time, we agreed not to have direct representation on the Board, as members of the Board committed to us they would work with management to address our concerns, hold management accountable for results, and ensure that value was created for the benefit of all stockholders.

At the time of our settlement, we stated that *"[w]e see a number of opportunities for substantial shareholder value creation and look forward to seeing the Company execute on opportunities to drive profitable growth towards a best-in-class financial profile."* Unfortunately, execution has fallen well short of expectations, with last year's annual billings growth below 10% for the first time in the Company's public history, continued negative GAAP earnings, and a share price that is still below where it closed after its first day of trading following its IPO more than six years ago[1]. Although some progress was made on non-GAAP operating margins (in an environment

---

[1] Source: Company filings, Bloomberg.

where most companies saw lower operating expenses due to COVID-19 related benefits), Box has not been able to address any of the other issues we identified. These disappointing results have been delivered against a backdrop of extremely healthy trends in the software industry, with many cloud-native software companies experiencing rapid growth, significant margin expansion, and dramatic share price growth during this time. Despite this subpar performance, the Board has failed to take meaningful and decisive actions to change the trajectory of the Company, and the status quo largely remains.

To make matters worse, Box has recently executed two financing transactions within four months, neither of which were necessary, as the Company already had $225 million of net cash prior to these financings and generates cash each quarter[2]. The second financing was transparently done to insulate management and the Board ahead of a potential election contest with Starboard, by issuing a $500 million voting convertible preferred security, which represents more than 10% of shares outstanding and requires that the preferred vote on an as-converted basis in accordance with the Board's recommendations. The stated use of proceeds from this financing is solely to execute a $500 million share repurchase, which means the Company is issuing $500 million of convertible preferred equity in order to repurchase $500 million of common equity. The only viable explanation for this financing is a shameless and utterly transparent attempt to "buy the vote" and shows complete disregard for proper corporate governance and fiscal discipline.

These recent actions, coupled with the continued underperformance and lack of value creation at Box, lead us to believe that further changes are both warranted and needed on the Board in order to provide fresh perspectives, renewed accountability to stockholders, and importantly, the objectivity and perspective to make difficult decisions without the burden of attachment to the past. Despite our frustration and concern regarding the Company's poor results and the most recent financing transaction, we have continued to engage with the Board constructively and in good faith, in hopes of reaching an acceptable outcome so that we can work together to represent the best interests of all stockholders. However, to date, the Board has refused our attempts to work together, and we appear to be at an impasse.

We believe Box can and should be a vibrant company addressing unmet needs in a large and growing category of the enterprise software market with its cloud-native content management solution. We believe the issues at Box are largely company specific and self-inflicted. There is no good reason that Box should be unable to deliver improved growth and profitability, at least in-line with better performing software companies, which, in turn, would create significant shareholder value.

As such, in accordance with the Company's governance deadlines and in order to preserve our rights as stockholders, we intend to deliver to Box a formal notice nominating highly qualified director candidates for election at the 2021 Annual Meeting of Stockholders ahead of the upcoming deadline.

We look forward to sharing details on our nominees and further thoughts on the opportunities at Box with our fellow stockholders in the coming weeks and months. We believe Box has a bright future and, with proper governance and oversight, can achieve significantly improved results and

---

[2] Source: Company filings.

create substantial long-term shareholder value. Our interests are directly aligned with yours, and we commit to taking actions we believe will best represent our collective interests. We remain open-minded about reaching a mutually agreeable solution with Box and will continue our engagement with the Company. Thank you for your consideration and support.

Respectfully,

Peter A. Feld
Managing Member
Starboard Value LP